Exhibit 99.1

BEST Inc. Announces Unaudited Fourth Quarter and Fiscal Year 2021 Financial Results

HANGZHOU, China, March 8, 2022 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “Successfully completing the sale of China express business in the fourth quarter, we exited the year with a leaner and more focused organization. We now have a much stronger capital base and a clear path to support our sustainable growth and profitability.

“Following a smooth Express handover, BEST Freight rebounded strongly in December, narrowing its net loss by 50% month-over-month. Supply Chain Management focused on higher margin accounts and expanded its franchised Cloud OFCs network in preparation for new customer acquisition. Global’s results remained encouraging with parcel volume growing 57% YoY for the quarter and 104% YoY for the full year despite the persistent impact of COVID-19.

“In 2022, our businesses are better aligned for near and long-term success, with a stronger ability to return value to our stakeholders and partners,” Mr. Chou continued. “By focusing on our core competencies in freight, integrated supply chain management and global logistics solutions while maximizing revenue and cost synergies, we expect to grow the top line of our core segments by 15% to 20%YoY in 2022, and aim to reach profitability in Freight and Supply Chain Management by second half of the year.”

Gloria Fan, BEST’s Chief Financial Officer, added, “Our fourth quarter capped a critical year of decisive business adjustments. Built on the strength of our main business pillars, we have paved the way for BEST’s future growth. With a challenging macro environment and the short-term effects of our strategic recalibration, our fourth quarter revenue was RMB2.7 billion. We also continued to streamline our costs and strengthen our operating efficiency during the quarter. Most importantly, we significantly improved our balance sheet. We now have a lower debt level and sufficient cash. We hope to transition to a year of growth in 2022, with an efficient organization guided by a clear roadmap.”

FINANCIAL HIGHLIGHTS(1)

For the Fourth Quarter Ended December 31, 2021(2):

●	Revenue was RMB2,724.9 million (US$427.6 million), a decrease of 20.3% year-over-year (“YoY”). The revenue decrease was primarily due to the winding-down of UCargo business and a decrease in Freight revenue partially offset by the growth of Global’s revenue.

●	Gross Loss was RMB228.4 million (US$35.8 million), compared to gross profit of RMB115.3 million in 2020. Gross Loss Margin was 8.4%, which decreased by 11.8 percentage points (“ppts”) YoY.

●	Net Loss from continuing operations was RMB734.1 million (US$115.2 million), compared to RMB252.2 million in 2020. Non-GAAP Net Loss from continuing operations (3)(4) was RMB710.4 million (US$111.5 million), compared to RMB236.7 million in 2020.

●	Net Income was RMB1,945.3 million (US$305.3 million), compared to Net Loss of RMB630.1 million in 2020. The increase was primarily due to the gain related to the sale of our China express business.

●	Diluted EPS(5) from continuing operations was negative RMB1.81 (US$0.28), compared to negative RMB0.64 in 2020. Non-GAAP Diluted EPS(3)(4) from continuing operations was negative RMB1.75 (US$0.28), compared to negative RMB0.60 in 2020.

●	EBITDA(6) from continuing operations was negative RMB658.9 million (US$103.4 million), compared to negative RMB182.6 million in 2020. Adjusted EBITDA(3)(5) from continuing operations was negative RMB635.2 million (US$99.7 million), compared to negative RMB167.1million in 2020.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) In December 2021, BEST sold its China express business, the principal terms of which were previously announced. As a result, China express business has been deconsolidated from the Company and its historical financial results are reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(3) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(4) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(5) Diluted earnings per share, or Diluted EPS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(6) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

For the Fiscal Year Ended December 31, 2021:

●	Revenue was RMB11,425.8 million (US$1,793.0 million), an increase of 8.5% YoY. The revenue increase was primarily due to increased volume in Freight and Global, partially offset by a decrease in Freight average selling price (“ASP”).

●	Gross Loss was RMB199.4 million (US$31.3 million), compared to gross profit of RMB242.3 million in 2020. The decrease was primarily due to a steeper ASP decrease than unit cost reduction in the Freight business. Gross Margin was negative 1.7%, a decrease of 4.0 ppts YoY.

●	Net Loss from continuing operations was RMB1,263.9 million (US$198.3 million), compared to RMB1,028.4 million in 2020. Non-GAAP Net Loss from continuing operations was RMB1,220.4 million (US$191.5 million), compared to RMB928.9 million in 2020.

●	Net Income was RMB209.6 million (US$32.9 million), compared to net loss of RMB2,051.2 million in 2020. The increase was primarily due to the gain related to the sale of our China express business.

●	Diluted EPS from continuing operations was negative RMB3.12 (US$0.49), compared to negative RMB2.59 in 2020. Non-GAAP Diluted EPS from continuing operations was negative RMB3.01 (US$0.47), compared to negative RMB2.29 in 2020.

●	EBITDA from continuing operations was negative RMB976.2 million (US$153.2 million), compared to negative RMB789.7 million in 2020. Adjusted EBITDA from continuing operations was negative RMB932.7 million (US$146.4 million), compared to negative RMB693.0 million in 2020.

BUSINESS HIGHLIGHTS(7)

BEST Express – On December 17, 2021, the Company announced the closing and completion of the sale of China express business (the "Business") to J&T Express Co., Ltd. (“J&T Express China”). The agreement has been approved by relevant regulatory agencies and the final transaction has been completed pursuant to the terms of the agreement. The Business has been transferred to J&T Express China.

BEST Freight – In the fourth quarter of 2021, the Company remained focused on developing its e-commerce related business, which contributed 21.8% of total volume during the quarter, up 4.8 ppts YoY. In addition to the challenging macro environment such as the resurgence of the pandemic, the increasing oil price and power shortage, Freight’s performance was affected by the difficulty in Express operations, as Express and Freight shared certain franchisees and suppliers. Freight volume decreased by 8.2% YoY in the fourth quarter, but the volume for the full year increased by 9.8% YoY.

(7) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

After the Express handover was largely completed, Freight volume significantly recovered and the loss was narrowed month-over-month in December.

BEST Supply Chain Management – During the quarter, the Company continued to enlarge its franchised Cloud OFCs network for future growth and prioritize higher margin accounts. As the result of discontinuing certain low margin legacy customers, the total number of orders fulfilled by Cloud OFCs decreased 9.4% YoY to 123.3 million in the fourth quarter, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 10.9% YoY to 74.4 million. Its fourth quarter gross margin decreased by 0.6 ppts YoY, primarily due to one-off costs incurred by discontinuing lower-margin accounts. Full-year gross margin increased by 0.6 ppts YoY. In fiscal year 2021, the total number of orders fulfilled by Cloud OFCs increased by 3.5% YoY to 448.2 million and the total number of orders fulfilled by franchised Cloud OFCs increased by 25.0% YoY to 268.3 million.

BEST Global – Global made solid progress in its cross-border and local business in Southeast Asia and North America with expanded margin for the quarter. Despite the continuous impact from COVID-19, parcel volume in Southeast Asia increased by 56.7% to 43.7 million in the fourth quarter. Global’s gross margin expanded by 3.0 ppts YoY, due to much improved economies of scale from increased market share and continued improvements in service quality and cost control. In fiscal year of 2021, total parcel volume in Southeast Asia increased by 104.4% compared to the prior year, with YoY growth rates of 87.7%, 87.1%, 609.2%, 336.8% and 522.6% from Thailand, Vietnam, Malaysia, Cambodia, and Singapore, respectively.

Others:

As part of the strategic refocusing plan, the Company started the process of winding down UCargo and Capital business lines in the fourth quarter of 2021 to realign BEST’s business around our core competencies.

Key Operational Metrics

	Three Months Ended			% Change YoY
	December 31, 2019	December 31, 2020	December 31, 2021	2020 vs 2019	2021 vs 2020
Freight Volume (Tonne in ‘000)	2,097	2,623	2,408	25.1%	(8.2)%
Supply Chain Management Orders Fulfilled (in ‘000)	121,907	136,126	123,309	11.7%	(9.4)%
Global Parcel Volume in Southeast Asia (in ‘000)	5,157	27,891	43,707	440.9%	56.7%

	Fiscal Year Ended			% Change YoY
	December 31, 2019	December 31, 2020	December 31, 2021	2020 vs 2019	2021 vs 2020
Freight Volume (Tonne in ‘000)	6,980	8,392	9,218	20.2%	9.8%
Supply Chain Management Orders Fulfilled (in ‘000)	356,905	433,224	448,202	21.4%	3.5%
Global Parcel Volume in Southeast Asia (in ‘000)	8,785	73,585	150,392	737.6%	104.4%

FINANCIAL RESULTS(8)

For the Fourth Quarter Ended December 31, 2021:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	December 31, 2020		December 31, 2021
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Freight	1,624,756	47.5%	1,503,995	236,010	55.2%	(7.4)%
Supply Chain Management	542,332	15.9%	487,337	76,474	17.9%	(10.1)%
Global	253,351	7.4%	330,564	51,873	12.1%	30.5%
Others(9)	1,000,115	29.2%	402,958	63,233	14.8%	(59.7)%
Total Revenue	3,420,554	100.0%	2,724,854	427,590	100.0%	(20.3)%

•	Freight Service Revenue decreased by 7.4% YoY to RMB1,504.0 million (US$236.0 million) from RMB1,624.8 million, primarily due to an 8.2% decrease in freight volume, partially offset by a 1.0% increase in ASP per tonne.

•	Supply Chain Management Service Revenue decreased by 10.1% YoY to RMB487.3 million (US$76.5 million) from RMB542.3million, primarily due to a 9.4% decrease in the total number of orders fulfilled by Cloud OFCs.

•	Global Service Revenue increased by 30.5% YoY to RMB330.6 million (US$51.9 million) from RMB253.4 million, primarily due to strong growth in parcel volumes in Southeast Asia.

(8) All numbers represented the financial results from continuing operations, unless otherwise stated.

(9) “Others” Segment primarily represents UCargo and Capital business units..

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	December 31, 2020		December 31, 2021			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Freight	(1,530,702)	94.2%	(1,585,619)	(248,819)	105.4%	11.2ppt
Supply Chain Management	(549,212)	101.3%	(496,353)	(77,889)	101.9%	0.6ppt
Global	(273,222)	107.8%	(346,392)	(54,356)	104.8%	(3.0ppt	)
Others	(952,134)	95.2%	(524,900)	(82,368)	130.3%	35.1ppt
Total Cost of Revenue	(3,305,270)	96.6%	(2,953,264)	(463,432)	108.4%	11.8ppt

Cost of Revenue was RMB2,953.3 million (US$463.4 million) or 108.4% of revenue, compared to RMB3,305.3 million or 96.6% of revenue in 2020. The increase of 11.8 ppts in cost of revenue as a percentage of revenue was primarily attributable to the decreased Freight volume and the winding-down of the U-Cargo business.

Table 3 – Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB)	December 31, 2020	December 31, 2021	YoY
Freight:
Average Cost Per Tonne	583.5	658.4	12.8%

Freight Service Average Cost per Tonne increased by 12.8% YoY, primarily due to lower freight volume and higher costs resulting from increasing oil price and labor costs.

Gross Loss was RMB228.4 million (US$35.8 million) , compared to gross profit of RMB115.3 million in 2020; Gross Margin was negative 8.4%, compared to 3.4% in 2020.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 – Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended
	December 31, 2020		December 31, 2021			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(322,952)	9.4%	(354,793)	(55,675)	13.0%	3.6ppt
Adjusted for SBC Expenses	(22,382)	0.6%	(20,490)	(3,215)	0.7%	0.1ppt
Adjusted Selling, General and Administrative Expenses	(300,570)	8.8%	(334,303)	(52,460)	12.3%	3.5ppt
Research and Development Expenses	(39,813)	1.2%	(50,294)	(7,892)	1.8%	0.6ppt
Adjusted for SBC Expenses	(1,785)	0.1%	(3,159)	(496)	0.1%	0.0ppt
Adjusted Research and Development Expenses	(38,028)	1.1%	(47,135)	(7,396)	1.7%	0.6ppt
Total Operating Expenses	(362,765)	10.6%	(405,087)	(63,567)	14.8%	4.2ppt
Adjusted for SBC Expenses	(24,167)	0.7%	(23,649)	(3,711)	0.8%	0.1ppt
Adjusted Total Operating Expenses	(338,598)	9.9%	(381,438)	(59,856)	14.0%	4.1ppt

Selling, General and Administrative Expenses were RMB354.8 million (US$55.7 million) or 13.0% of revenue in 2021, compared to RMB323.0 million or 9.4% of revenue in 2020; primarily due to the expenses associated with winding down the Capital business unit and additional expenses incurred in transitioning our China express business.

Research and Development Expenses were RMB50.3million (US$7.9 million) or 1.8% of revenue in 2021, compared to RMB39.8 million, or 1.2% of revenue in 2020; primarily due to additional expenses incurred in transitioning our China express business.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB23.7 million (US$3.7 million), compared to RMB24.4 million in 2020. In the fourth quarter of 2021, RMB0.09 million (US$0.01 million) was allocated to cost of revenue, RMB4.6 million (US$0.7 million) was allocated to selling expenses, RMB15.8 million (US$2.5 million) was allocated to general and administrative expenses, and RMB3.2 million (US$0.5 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations was RMB734.1 million (US$115.2 million), compared to RMB252.2 million in 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, Non-GAAP Net Loss from continuing operations was RMB710.4 million (US$111.5 million), compared to RMB236.7 million in 2020.

The following table sets forth a breakdown of non-GAAP net loss for the three months ended December 31, 2021 by segment.

Table 5 – Breakdown of non-GAAP Net Loss by Segment

	Three Months Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(9)	Total
Non-GAAP Net Loss	(263,630)	(72,413)	(83,452)	(239,945)	(50,971)	(710,411)

(9) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Diluted EPS and Non-GAAP Diluted EPS from continuing operations

Diluted EPS from continuing operations was negative RMB1.81 (US$0.28), based on 388.8 million weighted average diluted shares outstanding during the quarter. This compares to negative RMB0.64 on 385.6 million weighted average diluted shares outstanding in the same period of 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment, Non-GAAP Diluted EPS from continuing operations was negative RMB1.75 (US$0.28), compared to negative RMB0.60 in 2020. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations was negative RMB635.2 million (US$99.7 million), compared to negative RMB167.1million in 2020. Adjusted EBITDA Margin from continuing operations was negative 23.3%, compared to negative 4.9% in 2020.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended December 31, 2021 by segment.

Table 6 – Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(10)	Total
Adjusted EBITDA	(248,266)	(62,903)	(78,756)	(211,901)	(33,338)	(635,164)
Adjusted EBITDA Margin	(16.5)%	(12.9)%	(23.8)%	(52.6)%	-	(23.3)%

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2021, cash and cash equivalents, restricted cash and short-term investments were RMB5,457 million (US$856.4 million), compared to RMB3,740.8 million as of December 31, 2020.

Net Cash Used In Continuing Operating Activities

Net cash used in operating activities was RMB555.7 million (US$87.2 million), compared to RMB95.8 million of net cash generated from operating activities in 2020. The decrease in net cash generated from operating activities was mainly due to catch-up payments to vendors that were made in December.

Capital Expenditures (“CAPEX”)

CAPEX was RMB20.6 million (US$3.2 million), or 0.8% of total revenue in the fourth quarter ended December 31, 2021, compared to CAPEX of RMB99.5 million, or 2.9% of total revenue, in the same period of 2020.

(10) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Fiscal Year Ended December 31, 2021:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 7 – Breakdown of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2020		December 31, 2021
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Freight	5,175,830	49.1%	5,435,354	852,926	47.6%	5.0%
Supply Chain Management	1,912,323	18.2%	1,815,104	284,829	15.9%	(5.1)%
Global	777,656	7.4%	1,193,855	187,342	10.4%	53.5%
Others	2,662,425	25.3%	2,981,523	467,866	26.1%	12.0%
Total Revenue	10,528,234	100.0%	11,425,836	1,792,963	100.0%	8.5%

•	Freight Service Revenue increased by 5.0% YoY to RMB5,435.4 million (US$852.9 million) from RMB5,175.8 million, primarily due to a 9.8% YoY increase in freight volume, partially offset by a 4.2% YoY decrease in ASP per tonne.

•	Supply Chain Management Service Revenue decreased by 5.1% YoY to RMB1,815.1 million (US$284.8 million) from RMB1,912.3 million, primarily due to discontinuation of certain legacy key account customers, partially offset by a 3.5% YoY increase in the total number of orders fulfilled by Cloud OFCs.

•	Global Service Revenue increased by 53.5% YoY to RMB1,193.9 million (US$187.3 million) from RMB777.7 million, primarily due to strong growth in parcel volumes in Southeast Asia.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 8 – Breakdown of Cost of Revenue by Business Segment

	Fiscal Year Ended
	December 31, 2020		December 31, 2021			% of
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Revenue Change YoY
Freight	(5,063,236)	97.8%	(5,557,115)	(872,033)	102.2%	4.4ppt
Supply Chain Management	(1,846,901)	96.6%	(1,741,832)	(273,331)	96.0%	(0.6ppt	)
Global	(875,733)	112.6%	(1,258,511)	(197,488)	105.4%	(7.2ppt	)
Others	(2,500,082)	93.9%	(3,067,766)	(481,399)	102.9%	9.0ppt
Total Cost of Revenue	(10,285,952)	97.7%	(11,625,224)	(1,824,251)	101.7%	4.0ppt

Cost of Revenue was RMB11,625.2 million (US$1,824.3 million) or 101.7% of revenue, compared to RMB10,286.0 million or 97.7% of revenue in fiscal year 2020. The increase of 4.0 ppts in cost of revenue as a percentage of revenue was primarily attributable to additional costs resulting from higher oil price and labor costs.

Table 9 – Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Fiscal Year Ended		% Change
(in RMB)	December 31, 2020	December 31, 2021	YoY
Freight:
Average Cost Per Tonne	603.4	602.9	(0.1)%

Freight Service Average Cost per Tonne remained relatively flat, decreasing by 0.1% YoY.

Gross Loss was RMB199.4 million (US$31.3 million), compared to gross profit of RMB242.3 million in fiscal year 2020; Gross Margin was negative1.7%, compared to 2.3% in fiscal year 2020.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 10 – Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Fiscal Year Ended
	December 31, 2020		December 31, 2021			% of Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Selling, General and Administrative Expenses	(1,102,936)	10.5%	(1,141,717)	(179,160)	10.0%	(0.5ppt	)
Adjusted for SBC Expenses	(106,510)	1.0%	(98,015)	(15,381)	0.9%	(0.1ppt	)
Adjusted Selling, General and Administrative Expenses	(996,426)	9.5%	(1,043,702)	(163,779)	9.1%	(0.4ppt	)
Research and Development Expenses	(136,065)	1.3%	(180,204)	(28,278)	1.6%	0.3ppt
Adjusted for SBC Expenses	(7,763)	0.1%	(9,321)	(1,463)	0.1%	0.0ppt
Adjusted Research and Development Expenses	(128,302)	1.2%	(170,883)	(26,815)	1.5%	0.3ppt
Total Operating Expenses	(1,239,001)	11.8%	(1,321,921)	(207,438)	11.6%	(0.2ppt	)
Adjusted for SBC Expenses	(114,273)	1.1%	(107,336)	(16,844)	1.0%	(0.1ppt	)
Adjusted Total Operating Expenses	(1,124,728)	10.7%	(1,214,585)	(190,594)	10.6%	(0.1ppt	)

Selling, General and Administrative Expenses were RMB1,141.7 million (US$179.2million) or 10.0% of revenue, compared to RMB1,102.9 million or 10.5% of revenue in fiscal year 2020.

Research and Development Expenses were RMB180.2 million (US$28.3 million) or 1.6% of revenue, compared to RMB136.1 million, or 1.3% of revenue in fiscal year 2020; primarily due to the increasing expenses to support BEST Global’ s business expansion in Southeast Asia.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above were RMB107.7 million (US$16.9 million), compared to RMB115.5 million in fiscal year 2020. In fiscal year 2021, RMB0.3 million (US$0.05 million) was allocated to cost of revenue, RMB9.7 million (US$1.5 million) was allocated to selling expenses, RMB88.4 million (US$13.9 million) was allocated to general and administrative expenses, and RMB9.3 million (US$1.5 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss from continuing operations

Net Loss from continuing operations was RMB1,263.9 million (US$198.3 million), compared to RMB1,028.4 million in fiscal year 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period). Non-GAAP Net Loss from continuing operations was RMB1,220.4 million (US$191.5 million), compared to RMB928.9 million in fiscal year 2020.

The following table sets forth a breakdown of non-GAAP net loss for fiscal year 2021 by segment.

Table 11 – Breakdown of non-GAAP Net Loss by Segment

	Fiscal Year Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(11)	Total
Non-GAAP Net Loss	(446,007)	(95,036)	(259,298)	(338,416)	(81,628)	(1,220,385)

Diluted EPS and Non-GAAP Diluted EPS from continuing operations

Diluted EPS from continuing operations was negative RMB3.12 (US$0.49), based on a 388.1 million weighted average diluted shares outstanding during fiscal year 2021. This compares to negative RMB2.59 on 387.5 million weighted average diluted shares outstanding in fiscal year 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Diluted EPS from continuing operations was negative RMB3.01 (US$0.47), compared to negative RMB2.29 in fiscal year 2020. A reconciliation of non-GAAP Diluted EPS to Diluted EPS is included at the end of this announcement.

(11) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Adjusted EBITDA and Adjusted EBITDA Margin from continuing operations

Adjusted EBITDA from continuing operations was negative RMB932.7 million (US$146.4 million), compared to negative RMB693.0 million in fiscal year 2020. Adjusted EBITDA Margin from continuing operations was negative 8.2%, compared to negative 6.6% in fiscal year 2020.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the in fiscal year 2021 by segment.

Table 12 – Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Fiscal Year Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(12)	Total
Adjusted EBITDA	(377,944)	(56,338)	(239,771)	(295,648)	36,972	(932,729)
Adjusted EBITDA Margin	(7.0)%	(3.1)%	(20.1)%	(9.9)%	-	(8.2)%

Net Cash Used In Continuing Operating Activities

Net cash used in operating activities was RMB941.3 million (US$147.7 million), compared to RMB96.4 million of net cash generated from operating activities in fiscal year 2020. The decrease in net cash generated from operating activities was mainly due to extending the payment term due to the pandemic in 2020, which gradually became normalized in 2021.

Capital Expenditures (“CAPEX”)

CAPEX was RMB145.2 million (US$22.8 million), or 1.3% of total revenue, compared to CAPEX of RMB311.3 million, or 3.0% of total revenue in fiscal year 2020.

SHARES OUTSTANDING

As of February 28, 2022, the Company had approximately 389.6 million ordinary shares outstanding(13). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current operations and market conditions, BEST expects 2022 revenue from its core business; Freight, Supply Chain Management and Global, to be between RMB 10 billion to RMB 12 billion. This represents BEST’s current and preliminary estimates, which are subject to change.

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(13) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 8:00 pm U.S. Eastern Time on March 8, 2022 (9:00 am Beijing Time on March 9, 2022), to discuss its financial results and operating performance for the fourth quarter and fiscal year 2021.

Participants may access the call by dialing the following numbers:

United States	:	+1-888-317-6003
Hong Kong	:	800-963976 or +852-5808-1995
Mainland China	:	4001-206115
International	:	+1-412-317-6061
Participant Elite Entry Number	:	3931702

A replay of the conference call will be accessible through March 15, 2022 by dialing the following numbers:

United States	:	+1-877-344-7529
International	:	+1-412-317-0088
Replay Access Code	:	7754372

Please visit the Company's investor relations website to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management, and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST's ability to maintain and enhance its ecosystem; BEST's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/profit margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP Diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Freight	1,624,756	1,503,995	236,010	5,175,830	5,435,354	852,926
Supply Chain Management	542,332	487,337	76,474	1,912,323	1,815,104	284,829
Global	253,351	330,564	51,873	777,656	1,193,855	187,342
Others	1,000,115	402,958	63,233	2,662,425	2,981,523	467,866
Total Revenue	3,420,554	2,724,854	427,590	10,528,234	11,425,836	1,792,963
Cost of Revenue
Freight	(1,530,702)	(1,585,619)	(248,819)	(5,063,236)	(5,557,115)	(872,033)
Supply Chain Management	(549,212)	(496,353)	(77,889)	(1,846,901)	(1,741,832)	(273,331)
Global	(273,222)	(346,392)	(54,356)	(875,733)	(1,258,511)	(197,488)
Others	(952,134)	(524,900)	(82,368)	(2,500,082)	(3,067,766)	(481,399)
Total Cost of Revenue	(3,305,270)	(2,953,264)	(463,432)	(10,285,952)	(11,625,224)	(1,824,251)
Gross Profit/(Loss)	115,284	(228,410)	(35,842)	242,282	(199,388)	(31,288)
Selling Expenses	(59,712)	(73,021)	(11,459)	(235,419)	(260,219)	(40,834)
General and Administrative Expenses	(263,240)	(281,772)	(44,216)	(867,517)	(881,498)	(138,326)
Research and Development Expenses	(39,813)	(50,294)	(7,892)	(136,065)	(180,204)	(28,278)
Other operating income/(expense), net	9,287	(89,893)	(14,106)	24,777	58,337	9,154
Loss from Operations	(238,194)	(723,390)	(113,515)	(971,942)	(1,462,972)	(229,572)
Interest Income	11,884	17,735	2,783	55,527	49,658	7,792
Interest Expense	(34,521)	(29,310)	(4,599)	(119,177)	(142,751)	(22,401)
Foreign Exchange (Loss) / Gain	(908)	44,186	6,934	(8,243)	44,556	6,992
Other Income	19,416	6,709	1,053	47,536	321,075	50,384
Other Expense	(4,784)	(49,575)	(7,779)	(14,402)	(70,171)	(11,011)
Loss before Income Tax and Share of Net Loss of Equity Investees	(247,107)	(733,645)	(115,123)	(1,010,701)	(1,260,605)	(197,816)
Income Tax Expense	(5,033)	(500)	(78)	(17,553)	(3,198)	(502)
Loss before Share of Net loss of Equity Investees	(252,140)	(734,145)	(115,201)	(1,028,254)	(1,263,803)	(198,318)
Share of Net Loss of Equity Investees	(66)	-	-	(180)	(58)	(9)
Net Loss from continuing operations	(252,206)	(734,145)	(115,201)	(1,028,434)	(1,263,861)	(198,327)
Net (loss)/income from discontinued operations	(377,858)	2,679,400	420,456	(1,022,790)	1,473,489	231,223
Net (Loss)/Income	(630,064)	1,945,255	305,255	(2,051,224)	209,628	32,896
Net loss attributable to non-controlling interests	(5,326)	(28,727)	(4,508)	(25,716)	(52,279)	(8,204)
Net (Loss)/Income attributable to Best Inc.	(624,738)	1,973,982	309,763	(2,025,508)	261,907	41,100

Summary of Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,180,787	3,565,732	559,541
Restricted Cash	1,998,323	675,159	105,947
Accounts and Notes Receivables	825,700	798,749	125,338
Inventories	28,269	25,622	4,021
Prepayments and Other Current Assets	1,603,447	1,174,404	184,290
Short-term Investments	228,371	147,359	23,124
Amounts Due from Related Parties	182,409	125,198	19,646
Lease Rental Receivables	497,127	298,364	46,820
Assets held for sale	8,718,603	-	-
Total Current Assets	15,263,036	6,810,587	1,068,727
Non-current Assets
Property and Equipment, Net	822,114	762,642	119,675
Intangible Assets, Net	43,897	55,684	8,738
Long-term Investments	221,426	219,171	34,393
Goodwill	54,135	54,135	8,495
Non-current Deposits	97,889	92,866	14,573
Other Non-current Assets	509,023	111,640	17,519
Restricted Cash	333,313	1,069,244	167,788
Lease Rental Receivables	647,678	235,429	36,944
Operating Lease Right-of-use Assets	1,878,312	1,899,522	298,076
Total non-current Assets	4,607,787	4,500,333	706,201
Total Assets	19,870,823	11,310,920	1,774,928
Liabilities and Shareholders’ Equity
Current Liabilities
Long-term borrowings-current	95,149	287,814	45,164
Convertible Senior Notes held by related parties	-	633,475	99,406
Convertible Senior Notes held by third parties	-	633,475	99,406
Short-term Bank Loans	2,133,287	530,495	83,246
Accounts and Notes Payable	1,509,894	1,326,200	208,110
Income Tax Payable	14,550	587	92
Customer Advances and Deposits and Deferred Revenue	281,298	298,353	46,818
Accrued Expenses and Other Liabilities	1,407,253	1,585,626	248,819
Financing Lease Liabilities	1,581	1,851	290
Operating Lease Liabilities	531,736	518,248	81,324
Amounts Due to Related Parties	29,247	2,763	434
Liabilities held for sale	8,301,730	-	-
Total Current Liabilities	14,305,725	5,818,887	913,109

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)

(In Thousands)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
Non-current Liabilities
Convertible senior notes held by related parties	1,617,846	955,097	149,876
Convertible Senior Notes held by third parties	642,121	-	-
Long-term borrowings	-	67,080	10,526
Operating Lease Liabilities	1,391,518	1,456,843	228,610
Financing Lease Liabilities	2,698	2,121	333
Other Non-current Liabilities	107,763	24,261	3,807
Long-term Bank Loans	78,548	769,767	120,793
Total Non-current Liabilities	3,840,494	3,275,169	513,945
Total Liabilities	18,146,219	9,094,056	1,427,054
Mezzanine Equity:
Convertible Non-controlling Interests	-	191,865	30,108
Total mezzanine equity	-	191,865	30,108
Shareholders’ Equity
Ordinary Shares	25,988	25,988	4,078
Treasury Shares	(211,352)	(113,031)	(17,737)
Additional Paid-In Capital	19,487,232	19,522,173	3,063,455
Statutory reserves	8,038	167	26
Accumulated Deficit	(17,710,964)	(17,471,716) (14)	(2,741,694)
Accumulated Other Comprehensive Income	151,677	107,379	16,850
BEST Inc. Shareholders’ Equity	1,750,619	2,070,960	324,978
Non-controlling Interests	(26,015)	(45,961)	(7,212)
Total Shareholders’ Equity	1,724,604	2,024,999	317,766
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	19,870,823	11,310,920	1,774,928

(14) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB7,977,909.

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended December 31,			Fiscal Year Ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) continuing operating activities	95,780	(555,740)	(87,207)	96,433	(941,323)	(147,715)
Net cash generated from/(used in) discontinued operating activities	128,541	(387,540)	(60,814)	(327,668)	(1,909,746)	(299,681)
Net cash generated from/(used in) operating activities	224,321	(943,280)	(148,021)	(231,235)	(2,851,069)	(447,396)
Net cash generated from continuing Investing Activities	118,606	3,235,312	507,691	242,568	4,991,472	783,271
Net cash used in discontinued Investing activities	(282,713)	(97,328)	(15,273)	(1,115,501)	(450,424)	(70,681)
Net cash (used in)/generated from investing activities	(164,107)	3,137,984	492,418	(872,933)	4,541,048	712,590
Net cash generated from/(used in) continuing financing activities	25,191	(703,646)	(110,417)	1,558,713	(194,911)	(30,586)
Net cash (used in)/generated from discontinued financing activities	(215,290)	469,421	73,662	(10,529)	(337,839)	(53,014)
Net cash (used in)/generated from financing activities	(190,099)	(234,225)	(36,755)	1,548,184	(532,750)	(83,600)
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(110,778)	(29,695)	(4,660)	(192,110)	(56,215)	(8,821)
Net (Decrease)/Increase in Cash and Cash Equivalents, and Restricted Cash	(240,663)	1,930,784	302,982	251,906	1,101,014	172,773
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	4,449,784	3,379,351	530,294	3,957,215	4,209,121	660,503
Cash and Cash Equivalents, and Restricted Cash at End of Period	4,209,121	5,310,135	833,276	4,209,121	5,310,135	833,276
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	696,698	-	-	696,698	-	-
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	3,512,423	5,310,135	833,276	3,512,423	5,310,135	833,276

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net loss to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 13 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(15)	Total
Net Loss	(266,493)	(74,380)	(85,518)	(240,610)	(67,144)	(734,145)
Add
Depreciation & Amortization	15,364	9,431	4,696	27,623	6,058	63,172
Interest Expense	-	-	-	-	29,310	29,310
Income Tax Expense	-	79	-	421	-	500
Subtract
Interest Income	-	-	-	-	(17,735)	(17,735)
EBITDA	(251,129)	(64,870)	(80,822)	(212,566)	(49,511)	(658,898)
Add
Share-based Compensation Expenses	2,863	1,967	2,066	665	16,173	23,734
Adjusted EBITDA	(248,266)	(62,903)	(78,756)	(211,901)	(33,338)	(635,164)
Adjusted EBITDA Margin	(16.5)%	(12.9)%	(23.8)%	(52.6)%		(23.3)%

	Three Months Ended December 31, 2020
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(16)	Total
Net Income/(Loss)	7,019	(79,027)	(60,688)	(34,338)	(85,172)	(252,206)
Add
Depreciation & Amortization	18,121	10,095	3,753	2,760	7,171	41,900
Interest Expense	-	-	-	-	34,521	34,521
Income Tax Expense/(Benefit)	-	(220)	-	5,253	-	5,033
Subtract
Interest Income	-	-	-	-	(11,884)	(11,884)
EBITDA	25,140	(69,152)	(56,935)	(26,325)	(55,364)	(182,636)
Add
Share-based Compensation Expenses	2,373	1,829	2,255	683	17,261	24,401
Subtract
Gain from appreciation of investments	-	-	-	-	(8,850)	(8,850)
Adjusted EBITDA	27,513	(67,323)	(54,680)	(25,642)	(46,953)	(167,085)
Adjusted EBITDA Margin	1.7%	(12.4)%	(21.6)%	(2.6)%		(4.9)%

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(16) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Fiscal Year Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(17)	Total
Net Loss	(457,451)	(103,387)	(267,902)	(341,117)	(94,004)	(1,263,861)
Add
Depreciation & Amortization	68,063	38,525	19,506	39,758	25,513	191,365
Interest Expense	-	-	-	-	142,751	142,751
Income Tax Expense/(Benefit)	-	173	21	3,010	(6)	3,198
Subtract
Interest Income	-	-	-	-	(49,658)	(49,658)
EBITDA	(389,388)	(64,689)	(248,375)	(298,349)	24,596	(976,205)
Add
Share-based Compensation Expenses	11,444	8,351	8,604	2,701	76,581	107,681
Subtract
Gain from appreciation of investments	-	-	-	-	(64,205)	(64,205)
Adjusted EBITDA	(377,944)	(56,338)	(239,771)	(295,648)	36,972	(932,729)
Adjusted EBITDA Margin	(7.0)%	(3.1)%	(20.1)%	(9.9)%		(8.2)%

	Fiscal Year Ended December 31, 2020
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(18)	Total
Net Loss	(188,184)	(175,072)	(251,511)	(103,710)	(309,957)	(1,028,434)
Add
Depreciation & Amortization	64,643	42,121	15,955	5,664	29,112	157,495
Interest Expense	-	-	-	-	119,177	119,177
Income Tax Expense/(Benefit)	-	(178)	(830)	18,561	-	17,553
Subtract
Interest Income	-	-	-	-	(55,527)	(55,527)
EBITDA	(123,541)	(133,129)	(236,386)	(79,485)	(217,195)	(789,736)
Add
Share-based Compensation Expenses	11,123	11,006	8,803	3,655	80,876	115,463
Subtract
Gain from appreciation of investments	-	-	-	-	(18,688)	(18,688)
Adjusted EBITDA	(112,418)	(122,123)	(227,583)	(75,830)	(155,007)	(692,961)
Adjusted EBITDA Margin	（2.2)%	(6.4)%	(29.3)%	(2.8)%		(6.6)%

(17) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(18) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s net Income/(loss) to non-GAAP net Income/(loss), non-GAAP net Income/(loss) margin for the periods indicated:

Table 14 – Reconciliation of Non-GAAP Net Income/(Loss) and Non-GAAP Net Income/(Loss) Margin

	Three Months Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(19)	Total
Net Loss	(266,493)	(74,380)	(85,518)	(240,610)	(67,144)	(734,145)
Add
Share-based Compensation Expenses	2,863	1,967	2,066	665	16,173	23,734
Non-GAAP Net Loss	(263,630)	(72,413)	(83,452)	(239,945)	(50,971)	(710,411)
Non-GAAP Net Loss Margin	(17.5)%	(14.9)%	(25.2)%	(59.5)%		(26.1)%

	Three Months Ended December 31, 2020
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(20)	Total
Net Income/(Loss)	7,019	(79,027)	(60,688)	(34,338)	(85,172)	(252,206)
Add
Share-based Compensation Expenses	2,373	1,829	2,255	683	17,261	24,401
Subtract
Gain from appreciation of investments	-	-	-	-	(8,850)	(8,850)
Non-GAAP Net Income/(Loss)	9,392	(77,198)	(58,433)	(33,655)	(76,761)	(236,655)
Non-GAAP Net Income/(Loss) Margin	0.6%	(14.2)%	(23.1)%	(3.4)%		(6.9)%

(19) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(20) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

	Fiscal Year Ended December 31, 2021
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(21)	Total
Net Loss	(457,451)	(103,387)	(267,902)	(341,117)	(94,004)	(1,263,861)
Add
Share-based Compensation Expenses	11,444	8,351	8,604	2,701	76,581	107,681
Subtract
Gain from appreciation of investments	-	-	-	-	(64,205)	(64,205)
Non-GAAP Net Loss	(446,007)	(95,036)	(259,298)	(338,416)	(81,628)	(1,220,385)
Non-GAAP Net Loss Margin	(8.2)%	(5.2)%	(21.7)%	(11.4)%		(10.7)%

	Fiscal Year Ended December 31, 2020
(In RMB‘000)	Freight	Supply Chain	Global	Others	Unallocated(22)	Total
Net Loss	(188,184)	(175,072)	(251,511)	(103,710)	(309,957)	(1,028,434)
Add
Share-based Compensation Expenses	11,123	11,006	8,803	3,655	80,876	115,463
Amortization of Intangible Assets Resulting from Business	-	-	2,782	-	-	2,782
Subtract
Gain from appreciation of investments	-	-	-	-	(18,688)	(18,688)
Non-GAAP Net Loss	(177,061)	(164,066)	(239,926)	(100,055)	(247,769)	(928,877)
Non-GAAP Net Loss Margin	(3.4)%	(8.6)%	(30.9)%	(3.8)%		(8.8)%

(21) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(22) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

For the Company’s continuing operations, the table below sets forth a reconciliation of the Company’s Diluted EPS to non-GAAP Diluted EPS for the periods indicated:

Table 15 – Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended December 31,		Fiscal Year Ended December 31,
	2021		2021
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(705,418)	(110,693)	(1,211,582)	(190,123)
Add
Share-based Compensation Expenses	23,734	3,725	107,681	16,898
Subtract
Gain from appreciation of investments	-	-	(64,205)	(10,075)
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(681,684)	(106,968)	(1,168,106)	(183,300)
Weighted Average Diluted Shares Outstanding During the Quarter
Diluted	388,841,762	388,841,762	388,073,411	388,073,411
Diluted (Non-GAAP)	388,841,762	388,841,762	388,073,411	388,073,411
Diluted EPS	(1.81)	(0.28)	(3.12)	(0.49)
Add
Non-GAAP adjustment to net loss per share	0.06	0.00	0.11	0.02
Non-GAAP Diluted EPS	(1.75)	(0.28)	(3.01)	(0.47)